SCHEDULE B
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF
LUMINA RESOURCES CORP.
FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND 2005

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	March 31,
	2006	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$883,752	$1,289,787
Receivables	4,982	18,582
Prepaid expenses	1,350	1,425

TOTAL CURRENT ASSETS	890,084	1,309,794

EQUIPMENT (Note 3)	16,251	18,480

MINERAL PROPERTIES (Note 4)	4,766,411	4,635,474

TOTAL ASSETS	$5,672,746	$5,963,748

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$122,347	$158,587

FUTURE INCOME TAX	668,151	668,151

TOTAL LIABILITIES	790,498	826,738

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	6,118,790	6,022,277

CONTRIBUTED SURPLUS (Note 7 (b))	268,335	247,021

DEFICIT	(1,504,877)	(1,132,288)

TOTAL SHAREHOLDERS’ EQUITY	4,882,248	5,137,010

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,672,746	$5,963,748

Plan of arrangement (Note 11)

APPROVED BY THE DIRECTORS

                         “Ross Beaty”
Director

                         “Robert Pirooz”
Director

See Accompanying Notes to the Consolidated Financial Statements

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
		(restated -		(restated -
		Note 1(b))		Note 1(b))
GENERAL AND ADMINISTRATIVE
EXPENSES
Management and consulting services	$142,968	$15,514	$160,173	$21,123
Stock-based compensation	16,273	38,934	97,086	156,907
Investor relations and promotion	33,410	47,835	45,983	50,487
Legal	25,743	183	26,032	183
Audit and accounting	12,231	2,609	24,626	3,433
Office and administration	8,935	9,916	20,513	13,933
Regulatory and transfer agent fees	6,417	7,678	8,881	9,716
Amortization	1,098	1,651	2,229	2,405
Less: interest income	(6,222)	(8,849)	(12,934)	(13,181)

LOSS FOR THE PERIOD	(240,853)	(115,471)	(372,589)	(245,006)

DEFICIT, BEGINNING OF PERIOD	(1,264,024)	(797,686)	(1,132,288)	-
Future income tax liability on
reorganization (Note 1(a))	-	-	-	(668,151)

DEFICIT, END OF PERIOD	$(1,504,877)	$(913,157)	$(1,504,877)	$(913,157)

BASIC AND DILUTED LOSS
PER SHARE	$(0.01)	$(0.01)	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	21,161,877	20,941,355	21,123,606	15,442,922

See Accompanying Notes to the Consolidated Financial Statements

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three	For the Three	For the Six	For the Six Months
	Months Ended	Months Ended	Months Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
		(restated)		(restated)
CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(240,853)	$(115,471)	$(372,589)	$(245,006)
Items not involving cash:
Amortization	1,098	1,651	2,229	2,405
Stock-based compensation	16,273	38,934	97,086	156,907

Net changes in non-cash working
capital items:
Receivables	2,635	(66,533)	13,600	(72,933)
Prepaid expenses	1,414	922	75	1,466
Accounts payable and accrued
liabilities	(21,107)	54,929	(36,240)	11,375

	(240,540)	(85,568)	(295,839)	(145,786)

FINANCING ACTIVITIES
Shares issued for cash
- upon reorganization of Lumina
(Note 1)	-	-	-	3,791,427
- upon exercise of options and warrants	8,959	2,000	12,019	2,000

	8,959	2,000	12,019	3,793,427

INVESTING ACTIVITIES
Purchase of equipment	-	(2,099)	-	(11,667)
Expenditures on mineral properties	(40,016)	(914,187)	(122,215)	(1,132,883)
Accounts payable and accrued liabilities
incurred for mineral property
expenses	107,084	-	-	-
Cash, exploration funds	-	1,291,964	-	(530,860)

	67,068	375,678	(122,215)	(1,675,410)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(164,513)	292,110	(406,035)	1,972,231

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	1,048,265	1,680,122	1,289,787	1

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$883,752	$1,972,232	$883,752	$1,972,232

Supplemental cash flow information (Note 9)

See Accompanying Notes to the Consolidated Financial Statements

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

1.	NATURE OF OPERATIONS

	(a)	Operations

Lumina Resources Corp. (the “Company”) was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and was inactive until May 19, 2005. On this date, Lumina Copper Corp. (“Lumina”) completed a reorganization, by way of a statutory plan of arrangement, and restructured into four separate companies, the existing company, which changed its name to Regalito Copper Corp., and three new companies. The Company is one of the three new companies formed under the reorganization.

The Company is engaged in the identification, acquisition, exploration and development of mineral resources and is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations or sale of the properties.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.

	(b)	Restatement

During the prior fiscal year, the Company granted options for the purchase of up to 875,000 common shares to the holders of Lumina options on the date of the reorganization of Lumina on May 19, 2005 (Note 1(a)). The Company’s financial statements for the three and six months ended September 30, 2005 were restated to record the fair value of these options in accordance with CICA 3870.

The Company has adjusted stock based compensation on certain options granted subsequent to the reorganization, in fiscal 2006.

The Company also corrected and reclassified the amount previously recognized at September 30, 2005 for future income taxes arising from the assumption of a future income tax liability by the Company as a result of the reorganization.

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

1.	NATURE OF OPERATIONS (continued)

The restatements have resulted in the following changes to the Company’s consolidated statement of operations for the three and six months ended September 30, 2005:

	Three Months	Six Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
Stock-based compensation
As previously reported	$38,934	$107,517
Change in stock-based compensation expense related
to 875,000 options	-	64,325
Change in stock-based compensation related to the
vesting of options granted subsequent to the
reorganization	-	(14,935)
As restated	$38,934	$156,907
Net income (loss) for the period
As previously reported	$243,920	$163,775
Change for the reversal of future income tax recoveries	(359,391)	(359,391)
Change in stock-based compensation expense related to
875,000 options	-	(64,325)
Change in stock-based compensation related to the
vesting of options granted subsequent to the
reorganization	-	14,935
As restated	$(115,471)	$(245,006)
Basic and diluted earnings (loss) per share
As previously reported	$0.01	$0.01
Change for the reversal of future income tax recoveries	(0.02)	(0.02)
Change in stock-based compensation expense	-	(0.01)
As restated	$(0.01)	$(0.02)

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of presentation

These consolidated financial statements are presented in Canadian dollars and they include the accounts of Lumina Resources Corp. and its subsidiaries, CRS Copper Resources Corp. and Moraga Resources Ltd.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the fiscal year ended March 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the fiscal year ended March 31, 2006.

(b)	Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	EQUIPMENT

			September
			30, 2006
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and office equipment	$36,241	$19,990	$16,251

4.	MINERAL PROPERTIES

At September 30, 2006, the Company's mineral properties are comprised of properties located in Canada.

	Hushamu	Redstone	Casino	Total
Balance, March 31, 2006,	$2,151,213	$1,678,930	$805,331	$4,635,474

Additions during period:
Property exploration
Geological	75,365	13,454	2,863	91,682
Taxes and filing fees	-	28,030	-	28,030
Stock based compensation	8,722	-	-	8,722
Travel and accommodation	2,503	-	-	2,503

Balance, September 30, 2006	$2,237,803	$1,720,414	$808,194	$4,766,411

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

4.	MINERAL PROPERTIES (continued)

	(a)	Hushamu Property

The Company owns a 100% interest in the Hushamu Property, which consists of 163 mineral claims located on northern Vancouver Island, British Columbia. Should a production decision be made to commercially develop these claims, a payment of $1,000,000 is payable to a former owner. In addition, the claims are subject to a 10% net profits interest royalty.

Pursuant to a letter agreement dated February 3, 2005, the Company obtained an option to acquire a 100% interest in 54 mineral claims located on Vancouver Island, British Columbia, Canada in consideration of cash payments in the aggregate of $200,000, payable over a three year period ($60,000 paid). Should a production decision be made, an additional $800,000, payable in cash or in shares, will be paid to the optionor. The mineral claims comprise 14,600 hectares surrounding the Company’s Hushamu Property.

As additional consideration for this option, the Company granted the right to the optionor to explore and exploit the Hushamu claims for non-metallic industrial minerals, subject to the Company’s right to terminate such activities should such right conflict with the Company’s plans for the property.

	(b)	Redstone Property

The Company owns a 100% interest in the Redstone Property which consists of 55 mineral claims and 5 mineral leases expiring in 2013 covering 60 units in the Coates Lake area of the Northwest Territories, Canada. The mineral leases are subject to a net smelter return royalty of between 3% to 4%, depending on the average price of copper at the time of production.

	(c)	Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty. A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company has an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada. The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.

5.	RELATED PARTY TRANSACTIONS

The Company paid $29,000 (2005 - $22,258) for management and geological consulting services to its former president.

The Company shares general and administrative expenses with four other companies having certain directors in common. These expenses include $2,496 (2005 - $3,411) for rental of office space and $8,227 (2005 – $5,084) for management fees. Included in accounts payable and accrued liabilities at September 30, 2006 is an amount of $23,896 owed to one of the companies for shared expenses.

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

5.	RELATED PARTY TRANSACTIONS (continued)

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties. The exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

6.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

	(b)	Issued and outstanding

Common shares:

	Number of
	Shares	Amount
Balance, March 31, 2006	21,009,442	$6,022,277
Exercise of options (Note 7)
- for cash	88,000	5,020
- fair value of options exercised	-	29,193
Exercise of warrants for cash	100,000	7,000
Issued for services (Note 6(c))	79,000	55,300
Balance, September 30, 2006	21,276,442	$6,118,790

(c)

Pursuant to a compensation agreement entered into between the predecessor company and its president prior to the reorganization (Note 1(a)), the Company issued 79,000 common shares to the president as compensation for services rendered.

7.	STOCK OPTIONS

	(a)	Options Outstanding

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company. Options granted under the plan vest over time at the discretion of the board of directors. Exercise prices on options granted under the plan are determined by reference to the market value on the date of the grant,

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

7.	STOCK OPTIONS (continued)

Summary of the Company’s stock options as at September 30, 2006 and changes during the period then ended is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding at March 31, 2006	1,298,000	$0.27
Exercised	(88,000)	0.06

Outstanding at September 30, 2006	1,210,000	$0.24

At September 30, 2006, the Company has outstanding stock options to purchase an aggregate 1,210,000 common shares as follows:

	Options Outstanding		Options Exercisable
Number		Exercise	Number	Exercise
of Shares	Expiry Date	Price	of Shares	Price

450,000	June 6, 2008	$0.01	450,000	$0.01
25,000	August 8, 2008	0.01	25,000	0.01
150,000	October 17, 2008	0.03	150,000	0.03
50,000	April 20, 2009	0.07	-	-
20,000	January 27, 2010	0.05	20,000	0.05
240,000	June 17, 2010	0.75	159,000	0.75
5,000	August 23, 2010	0.43	5,000	0.43
270,000	January 13, 2011	0.36	90,002	0.36

1,210,000		$0.24	899,002	$0.18

(b)	Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, March 31, 2006	1,298,000	$98,872	$247,021
Vested	-	(50,507)	50,507
Exercised	(88,000)	-	(29,193)

Unexercised options, September 30, 2006	1,210,000	$48,365	$268,335

LUMINA RESOURCES CORP.
(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

7.	STOCK OPTIONS (continued)

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.10%
Expected dividend yield	-
Expected stock price volatility	99%
Expected option life in years	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.	WARRANTS

The Company had warrants outstanding for the acquisition of 100,000 common shares exercisable at a price of $0.07 per share until March 14, 2007. The warrants were exercised on September 22, 2006. As at September 30, 2006, there were no warrants outstanding.

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Significant non-cash financing and
investing activities
Common shares issued for services	$-	$-	$55,300	$-

10.	SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada.

11.	PLAN OF ARRANGEMENT

The Company entered into a Letter Agreement dated September 15, 2006 and a definitive Arrangement Agreement dated October 20, 2006 with Western Copper Corp. (“Western Copper”) whereby Western Copper, through a plan of arrangement, would acquire all of the issued and outstanding shares of the Company. Under the plan of arrangement, the Company’s shareholders would receive one share of Western Copper for one Company share.

The transaction was approved by the Company’s shareholders on November 24, 2006 and by the Supreme Court of British Columbia on November 27, 2006. The transaction closed on November 30, 2006. In connection with the successful completion of the transaction, the Company approved certain termination and director compensation payments totalling $300,000.